UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 2, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐                     No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated December 5, 2012.

•	Press Release dated December 6, 2012.

•	Press Release dated December 20, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: January 2, 2013	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Announces Closing of C$400 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, December 5, 2012 – Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced it has closed its previously announced public offering of Cumulative Redeemable Preference Shares, Series R (the “Series R Preferred Shares”) by a syndicate of underwriters led by Scotiabank, RBC Capital Markets and TD Securities Inc. Enbridge issued 16 million Series R Preferred Shares for gross proceeds of C$400 million. The Series R Preferred Shares will begin trading on the TSX today under the symbol ENB.PR.T. The proceeds will be used for capital expenditures, to repay indebtedness and for other general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge to Invest $6.2 Billion in Light Oil Market Access Program

CALGARY, ALBERTA, December 6, 2012 – Enbridge Inc. (TSX, NYSE: ENB), announced today that it has received shipper support to proceed with a $6.2 billion program to expand access to markets for growing volumes of North Dakota and western Canada light oil production. The Light Oil Market Access Program (the Program) will provide increased pipeline capacity on Enbridge’s North Dakota regional system; further expand capacity on the U.S. mainline system; enhance Canadian mainline terminal capability; upsize the Eastern Access Program and provide additional access to U.S. Midwestern refineries. The Program will provide access from the Enbridge system to attractive refinery markets in Ontario, Quebec and the U.S. Midwest for an additional 400,000 barrels per day (bpd) of light oil.

The Program includes a number of individual projects that will be undertaken by Enbridge subsidiaries or affiliates including Enbridge Energy Partners, L.P. (“Enbridge Partners” or “the Partnership”) (NYSE: EEP). Funding of the Program will be shared between Enbridge and the Partnership through arrangements intended to enable Enbridge Partners to benefit from a significant investment opportunity within the limits of its funding capability. The Partnership’s investment in the $6.2 billion Program is expected to be approximately $3.4 billion.

“This $6.2 billion investment rounds out our suite of major crude oil new market access initiatives for North American markets,” said Al Monaco, President and Chief Executive Officer, Enbridge Inc. “It follows on the heels of our $2.7 billion Eastern Access Program announced in May, and our $5.8 billion upsized U.S. Gulf Coast Access Program announced in March, including a number of projects adding capacity to the existing mainline system announced in May. These market access initiatives reflect changing North American supply and demand fundamentals and will create significant value for our customers. This latest investment meets the same stringent criteria applicable to all Enbridge growth projects.”

The Light Oil Market Access Program responds to significant recent developments with respect to supply of light oil from U.S. north central formations and western Canada, as well as refinery demand in the U.S. Midwest and eastern Canada. On the supply side, production from the Bakken formation centered in North Dakota has grown from 200,000 bpd to 700,000 bpd in the last five years with potential to expand to 1,200,000 bpd or more in the next five years, if transportation access to refinery markets is available. Additional growth in light crude production of 100,000 bpd or more is also anticipated from the application of the latest recovery technologies to the Cardium and Viking formations in Alberta, Canada. Supply from these areas has become increasingly attractive to refineries in the U.S. Midwest and eastern Canada compared to much more costly alternative sources.

The individual projects within the Program are targeted to be available for service at varying dates from 2014 to early 2016. Shippers have provided support for each of the individual projects either in the form of capacity commitments or support for the regulatory approval and commercial framework of the North Dakota and Mainline system projects, including support for the regulatory approval of the North Dakota expansion commercial terms pending before the Federal Energy Regulatory Commission (FERC). The terms approved by shippers for the U.S. mainline system expansion projects include surcharges to be added to Enbridge’s Competitive Tolling Settlement (CTS) international joint toll. The Program will require various regulatory approvals and permits.

“We stand now with a total of $26 billion of commercially secured attractive growth investments, which are planned to be in service between 2012 and 2016, providing us with confidence that we will achieve an average annual growth rate in earnings per share exceeding 10% through that year,” said Mr. Monaco. “With a commercial model for much of this capital, which provides increasing returns over time, we are also on track to extend our industry-leading growth rate beyond 2016.

“Effective execution of this growth program is a critical priority, and we are well positioned with the required human and financial resources. Our Major Projects department remains on schedule and on budget for substantially all projects currently under development. On an enterprise-wide basis, we have raised more than $6 billion of capital markets funding to date in 2012, and have expanded our general purpose bank credit facilities to more than $12 billion.”

Enbridge is well underway in stakeholder consultations for some of these projects and will soon begin consulting with landowners and other stakeholders on other projects in earlier stages of planning. “Our highest priority remains the safe, reliable and environmentally responsible construction and operation of our energy infrastructure assets, and our team remains focused on implementing our Operational Risk Management Plan and demonstrating an industry-leading standard of operating performance,” said Mr. Monaco.

Light Oil Market Access Projects
Project	Estimated Cost	In Service Target	Funding

North Dakota System Expansion and Extension
Sandpiper Project	US$2.5 billion	early 2016	EEP

Southern Access Extension	US$0.8 billion	early 2015	ENB

Eastern Access Upsize
Line 9 capacity expansion	C$0.1 billion	mid-2014	ENB
Line 6B capacity expansion	US$0.4 billion	early 2016	Joint (ENB/EEP)

U.S. Mainline System Capacity Expansions
Chicago Area Connectivity (Line 62 Twin Flanagan to Griffith)	US$0.5 billion	mid-2015	Joint (ENB/EEP)
Superior to Flanagan (Line 61 capacity expansion)	US$1.3 billion	mid-2015	Joint (ENB/EEP)

Canadian Mainline System
Terminal Flexibility and Connectivity	C$0.6 billion	mid-2015/early 2016	ENB

Conference Call

Enbridge Inc. will host a webcast conference call to discuss its 2013 Guidance as well as the Light Oil Market Access Program as follows:

Webcast Information

Event: Enbridge Inc. 2013 Guidance Conference Call

Date: Thursday, December 6, 2012

Time: 2:30 p.m. Mountain Time / 4:30 p.m. Eastern Time

Webcast Registration: sign-up

Conference Call Information

Dial-in #’s (Audio only – please dial in 10 minutes ahead if not pre-registered)

North America: 1-888-713-4213

Outside North America: +617-213-4865

Participant Passcode: 33022607

Pre-Registration for Conference Call

For participants wishing to pre-register for the conference call, please click on this link.

Pre-registration is not mandatory, but is recommended as it provides immediate entry into the call and facilitates the timely start of the conference. Once pre-registration is completed you will receive online confirmation with a passcode and PIN. This information should be noted or copied into your calendar as you will be prompted for this information when dialing in on the day of the event.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 15 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 70 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2.5 billion cubic feet of natural gas daily. Enbridge Energy Partners is ranked as one of the 100 Most Trustworthy Companies in America.

Enbridge Energy Management, L.L.C. (www.enbridgemanagement.com) manages the business and affairs of the Partnership and its sole asset is an approximate 13 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE: ENB) (TSX: ENB) (www.enbridge.com) is the general partner and holds an approximate 22 percent interest in the Partnership.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and its affiliate EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Canadian securities filings for ENB, and American SEC filings for ENB and EEP. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com	Enbridge Energy Partners, LP. Larry Springer Media (877) 496-8142 E-mail: usmedia@enbridge.com Sanjay Lad Investment Community Toll-free: (866) EEP INFO or (866) 337-4636 Email: eep@enbridge.com

Enbridge Light Oil Market Access Program

Background Information

Enbridge’s Light Oil Market Access Program (the Program) will provide increased pipeline capacity on Enbridge’s North Dakota regional system; further expand capacity on the U.S. mainline system between Superior, Wisconsin, and the Chicago area; add capacity to the Eastern Access Program; enhance Canadian mainline terminal capability and provide additional access to U.S. Midwestern refineries. Together, these projects will provide access to attractive markets in Ontario, Quebec and the U.S. Midwest for an additional 400,000 barrels per day (bpd) of light oil.

North Dakota System Expansion/Extension (Sandpiper Project)

The Bakken takeaway capacity of the Partnership’s North Dakota System will be expanded by 225,000 bpd to a total of 580,000 bpd, with a target in service date of early 2016. The expansion will involve construction of an approximately 965-kilometre (600-mile) 24-inch diameter line from Beaver Lodge, North Dakota to the Superior, Wisconsin Terminal. The new line will twin the 210,000 bpd existing North Dakota System mainline, which now terminates at Clearbrook Terminal in Minnesota, adding 225,000 bpd of capacity on the twin line, between Beaver Lodge and Clearbrook and 375,000 bpd of capacity between Clearbrook and Superior.

The estimated capital cost of this project is approximately $2.5 billion. The capital cost will be rolled into the existing North Dakota System rate base, with the associated cost of service to be recovered in tolls. The Sandpiper Project’s commercial terms remain subject to approval by FERC as filed in the Petition for Declaratory Order filed with FERC on November 2, 2012. The commercial terms filed with FERC have support from numerous shippers and stakeholders on the North Dakota System. EEP will fully fund the Sandpiper Project.

Eastern Access Upsize

On May 16, 2012, Enbridge announced that it had secured sufficient commercial support to proceed with additional aspects of its $2.7 billion Eastern Access Program, including full reversal of its Line 9 to provide crude oil supply from the Bakken and western Canada to refineries in both Ontario and Quebec. An open season process was subsequently held and additional commitments were received that will require an additional 80,000 bpd of delivery capacity within Ontario and Quebec at a cost of approximately $0.1 billion. This will bring the total investment within Ontario and Quebec to $0.5 billion including the reversal.

The Eastern Access Program also includes supporting U.S. mainline system expansions between Griffith, Indiana, and the border near Sarnia, Ontario, through a capacity expansion of Line 6B, at an estimated cost of approximately $0.4 billion. This brings the estimated total cost of the Eastern Access supporting mainline expansions to $2.6 billion. The upsized capacity and cost is supported by the Canadian Association of Petroleum Producers (CAPP), representing Enbridge’s mainline shippers, for inclusion in the U.S. mainline system cost of service surcharge mechanism. The additional cost will be included in the Eastern Access Joint Funding Arrangement pursuant to which Enbridge will fund 60% of the cost and EEP will fund 40%, with an option to pare down by up to 15% and to claw back up to 15%.

The upsized Line 9 reversal and supporting U.S. mainline expansion capital brings the total Eastern Access Program estimated cost to $3.2 billion, including the $0.2 billion Toledo Pipeline expansion.

Southern Access Extension Pipeline

Enbridge will construct the 265-kilometre (165-mile), 24-inch diameter Southern Access Extension Pipeline from Flanagan to Patoka, Illinois at an estimated cost of approximately $0.8 billion, and a target in service date of first quarter 2015. The initial capacity of the line will be 300,000 bpd. Marathon Petroleum Company L.P. (Marathon Petroleum) has contracted capacity on the pipeline in order to access light crude oil supply off the Enbridge mainline for its PADD II refineries.

The terms of the Marathon Petroleum contract provide sufficient commercial support to the project, but an open season will be held to provide other potential shippers with an opportunity to secure capacity. The capacity of the pipeline could be increased through additional horsepower, and/or the new pipeline could be upsized to 30-inch diameter if substantial further commitments were received. Marathon Petroleum will have an option to take up to a 25% interest in the pipeline.

U.S. Mainline System

Based on increased availability of light oil supplies, and attractive pricing relative to U.S. Gulf Coast-sourced supply, Chicago area refineries are shifting to western Canada and North Dakota as their primary light oil supply source. To accommodate this additional demand, as well as the additional Ontario and Quebec demand, the capacity of the Lakehead System between Flanagan, Illinois, and Griffith, Indiana, will be expanded by constructing a 122-kilometre (76-mile), up to 36-inch diameter twin of the existing Line 62. The new line will have initial capacity of 570,000 bpd at an estimated cost of approximately $0.5 billion, and a target in service date of mid-2015. The capacity of the 42-inch diameter Line 61 from Superior to Flanagan will also be expanded to its full 1,200,000 bpd potential, together with related terminal modifications, at an estimated additional cost of approximately $1.3 billion, with a target in service date of mid-2015. These projects will be jointly funded by Enbridge and the Partnership under the terms of the Mainline Expansion Joint Funding Arrangement, paralleling the Eastern Access Joint Funding Arrangement.

CAPP has approved inclusion of this additional mainline expansion capital in the Lakehead System local toll cost-of-service surcharge mechanism.

Canadian Mainline System Terminal Flexibility and Connectivity

In order to accommodate additional light oil volumes and enhance the operational flexibility of the Canadian mainline terminals, an upsized expansion program will be undertaken at an estimated cost of approximately $0.6 billion. The Representative Shipper Group (RSG), established under the terms of the mainline CTS, has approved surcharges on the international joint toll provided for in the CTS which are applicable to all mainline shipments which originate from western Canada and are delivered to points east of Superior, Wisconsin. A surcharge of $0.05 will apply to all such shipments delivered to Flanagan and a surcharge of $0.12 to all other such shipments.

NEWS RELEASE

EDF EN Canada Inc. and Enbridge partner in the 150-MW Massif du Sud Wind Project in Quebec

CALGARY, Alberta & MONTREAL, Quebec – December 20, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) and EDF EN Canada Inc. announced today that they have entered into an agreement under which Enbridge will invest approximately $170 million to acquire a 50 per cent interest in the 150-megawatt (MW) Massif du Sud Wind Project in Quebec.

“Massif du Sud is Enbridge’s second wind project in Quebec following our co-investment with EDF EN Canada in the 300-MW Lac Alfred project,” said Don Thompson, Vice-President, Green Energy. “The Government of Quebec’s continuing support of renewable energy generation with a wind capacity target of 4,000 MW by 2015, combined with our successful partnership with EDF EN Canada is an attractive combination for Enbridge.”

“The project also demonstrates Enbridge’s interest in investing in renewable infrastructure across Canada,” Mr. Thompson added. “We’re pleased to again partner with EDF EN Canada Inc. on the Massif du Sud Wind project.”

“The partnership we initiated last year with Enbridge on the Lac Alfred project has proven to be very successful and we are pleased to once again engage in a co-ownership relationship with Enbridge,” said Tristan Grimbert, President and CEO of EDF EN North America. “As an integrated operator we take a balanced approached to our project portfolio and this agreement provides an opportunity to further our ambition as a world-class renewable project developer. The mutual confidence and collaboration between our two companies demonstrates solid business practices and secures a strong Quebec and Canadian presence.”

The project, located in the municipalities of Saint-Luc-de-Bellechasse and Saint-Magloire in the MRC des Etchemins and in the municipalities of Notre-Dame-Auxiliatrice-de-Buckland and Saint-Philémon in the MRC de Bellechasse, consists of 75 wind turbines supplied by REpower, and made with regionally-manufactured blades, towers and converters in accordance with the power purchase agreement with Hydro-Quebec.

Construction began in November 2011, and is expected to be completed in December 2012. When fully operational, the project will generate enough clean electricity to meet the needs of about 35,000 homes.

EDF EN Canada Inc.’s operation and maintenance affiliate, EDF Renewable Services Canada Inc. will provide long-term operations and maintenance (O&M) services. Hydro-Quebec will buy the power under a 20-year power purchase agreement (PPA).

Massif du Sud will also contribute to helping Enbridge meet its Neutral Footprint commitment to generate a kilowatt of renewable energy for every kilowatt of conventional electricity that the company’s operations consume.

Massif du Sud Wind Project at a glance:

Location:	Chaudiere-Appalaches Region (100 kilometers east of Quebec City)
Capacity Peak:	150 MW
Expected Annual Yield:	500,000 MWh
Equivalent Homes Served:	About 35,000
Technology (turbines):	75 REpower turbines
Construction:	Began November 2011/ Expected completion December 2012
Energy Purchaser:	Hydro-Quebec Distribution (under a 20-year PPA)
Interconnection:	Hydro-Quebec TransEnergy
Estimated Peak Work Force:	More than 250 jobs during peak construction; up to 10 local, full-time operational jobs

About EDF EN Canada Inc.:

EDF EN Canada, an EDF Energies Nouvelles Company, is a market leader in renewable energy development, with an integrated approach that covers every aspect of project origination and implementation through to electricity generation, operations and maintenance. The company offers financial strength, technical innovation and an unmatched commitment to customer service. EDF EN Canada draws on the market leadership of EDF Renewable Energy, formerly enXco, EDF EN’s American affiliate. EDF Energies Nouvelles is a subsidiary of the EDF group. www.edf-energies-nouvelles.com www.edf-en.ca

About EDF Renewable Services Canada Inc:

EDF Renewable Services Inc – formerly enXco Service Corporation – is the leading third-party provider of operations and maintenance services in North America. With 25 years of experience, EDF Renewable Services understands renewable energy facilities represent a substantial investment. The company takes an owner-operator approach to ensure maximum returns on the asset, full project value, and ongoing profitability for new and existing facilities. As part of a global organization with utility-scale wind and solar plants, the company brings depth of experience to every project. With more than 6 gigawatts of wind and solar under contract, EDF Renewable Services is the trusted leader in O&M. For more information visit: www.edf-renewable-services.com

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

EDF EN Canada Inc.

Daniel Giguère

Public Affairs Manager

(418) 997-2545

Email : daniel.giguere@edf-en.ca

Sandi Briner

Director, Marketing & Communications

(858) 521-3525

Email: sandi.briner@edf-en.ca

ENBRIDGE

Jennifer Varey

Media

(403) 508-6563 or Toll Free: (888) 992-0997

Email: jennifer.varey@enbridge.com

Jody Balko

Investment Community

(403) 231-5720

Email: jody.balko@enbridge.com